SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1) Name of company

Cambridge Antibody Technology

2) Name of shareholder having a major interest

Wellington Management Company

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 non-beneficial

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Investment Advisor - names of separate accounts not disclosed

5) Number of shares/amount of stock acquired

440,100

6) Percentage of issued class

1.2%

7) Number of shares/amount of stock disposed

Nil

8) Percentage of issued class

N/A

9) Class of security

Ordinary 10 pence Shares

10) Date of transaction

Not disclosed

11) Date company informed

18 August 2003

12) Total holding following this notification

3,002,500 ordinary 10 pence shares


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13) Total percentage holding of issued class following this notification

8.2%

14) Any additional information

The accounts do not act as a group nor do they act in concert with respect to the interests in shares

15) Name of contact and telephone number for queries

Justin Hoskins 01223 471471

16) Name and signature of authorised company official responsible for making this notification

Diane Mellett, Company Secretary


Date of notification 18 August 2003